Mark A. Weiss
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: mweiss@kmklaw.com

April 18, 2008

Via EDGAR (courtesy copy via overnight courier)

Nicholas Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re:	TLC Vision Corporation
Preliminary Proxy Statement on Schedule 14A filed April 4, 2008
Filed by Stephen N. Joffe, Michael R. Henderson and Cathy Willis
(the “Joffe Group”)
File No. 000-29302

Dear Mr. Panos:

On behalf of the Joffe Group, we are responding to the Staff’s comments contained in the Staff’s letter dated April 11, 2008 to the above-referenced filing.

In order to assist the Staff in its review, we have sent by overnight mail a copy of this letter and a revised Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement filed on April 4, 2008.

Schedule 14A

General

1.
We note the cover page of the document that appears positioned to be sent to security holders identifies fewer parties than those who appear on the cover page of the Schedule 14A.  Please reconcile this apparent inconsistency – by adding Michael R. Henderson and Cathy Willis – or advise.  Make corresponding changes to the extent necessary on the last page of the proxy statement that precedes the Schedules.

The Joffe Group has revised the cover page of the document to be sent to security holders to identify all members of the Joffe Group.  In addition, the Joffe Group has revised the last page of the proxy statement preceding the schedule to list all members of the Joffe Group.

Nicholas Panos, Esq.
April 18, 2008

2.	Please update, as necessary, the Schedules information with respect to the disclosure provided in response to Item 5(b) of Schedule 14A.

The Joffe Group has revised certain background information for the members of the Joffe Group on pages 8, 9, 15 and 16 in response to the Staff’s comment.

3.
Advise us whether the participants have any present intention to implement a subsequent going private transaction.  The fact that Dr. Joffe previously engaged in discussions with the company regarding a potential going private transactions suggests such intent.

We have been authorized by the Joffe Group to respond as follows:  no member of the Joffe Group has any present intention to implement a going private transaction if elected to the Board of Directors of the Company.

4.
Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Also refrain from making any insupportable statements.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting material that has been annotated with support for each of the assertions made.  We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

•	“Stephen N. Joffe is the founder of the corporate predecessor, Laser Centers of America, Inc. of LCA-Vision Inc. (“LCA Vision”), the industry leader in vision correction surgery.”

•	The Joffe Foundation stated in their filing that they had purchased the common shares based upon their belief that the common shares, as purchased, represented an attractive investment opportunity.”

•
“Each of the Joffe Nominees are independent of the Company in accordance with Canadian securities laws and Nasdaq Global Select Market rules on board independence and would seek to maximize value for all stockholders.”

•
“BESC evolved into Lasik Vision Corporation which was one of the first companies to adopt the “direct to consumer” marketing method for laser correction which was later adopted by current industry leader, LCA Vision, and other companies throughout the world.”

Nicholas Panos, Esq.
April 18, 2008

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.  Please note that the above list is not intended to be exhaustive, and there exists overlap between the examples cited in this comment and those found in the next comment.

The Joffe Group has revised the statements cited by the Staff as well as other statements or assertions of belief.  On page 6, the Joffe Group has quantified TLC Vision Corporation’s declining stock price from May 1, 2007 to October 31, 2007 as reported by the Nasdaq Global Select Market.

5.
Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for such assertions or delete the statements.  Support for opinions or belief should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis.  The following statements should be revised or deleted.  This list is not intended to be exhaustive:

•
“…Dr. Joffe reaffirmed that he intended to take actions to protect his investment, including seeking representation on the Board to implement strategic and business model changes designed to turn around the company’s deteriorating performance.”

•	“…the Joffe Nominees would have the ability to work with the other members of the Board to take those steps that they deem are necessary or advisable to unlock the Company’s intrinsic value.”

•
“…Dr. Joffe attempted to engage the Company in meaningful discussions designed to cooperate with the Company and assist TLC Vision regarding the Company’s mounting debt and rapidly declining stock price.”

The Joffe Group has revised the statements cited by the Staff as well as other statements or assertions of belief.

6.	In addition, in future filings please ensure that you observe comments 4 and 5, including in press releases or other soliciting materials filed pursuant to Rule 14a-12.

We have been authorized by the Joffe Group to respond as follows:  the Joffe Group acknowledges and agrees that it will observe Comment Nos. 4 and 5 in all future filings including in press releases or other soliciting materials filed pursuant to Rule 14a-12.

Nicholas Panos, Esq.
April 18, 2008

7.	We refer to your statement that, “The Joffe Group has nominated three highly qualified nominees, each of whom, if elected, will exercise his or her independent judgment in accordance with their fiduciary duties as a director.” As you have no way to assure the future behavior of the participants, please revise this statement to indicate that the participants “plan” or “intend” to exercise their independent judgment in accordance with their fiduciary duties as directors.

The Joffe Group has revised the statement as requested on page 7.

8.
We refer to your statement that, “If elected, the Joffe Nominees will actively work to improve the Company’s financial condition and stock price.”  Please revise your disclosure to state that “no assurances can be given that either the Company’s financial condition or stock price will improve if the Joffe Nominees are elected.”

The Joffe Group has revised the disclosure as requested on page 9.

Proposal No. 1  Election of Directors, page 6

9.	Please revise the disclosure regarding the three nominees to indicate that all companies where they serve as director are disclosed, contrary to the past five years as described in the document.

Please see the response to Comment No. 2 above.

10.
We note that the educational background of nominee Michael R. Henderson is not included in the background information, but such disclosures are provided for the other two nominees.  Please revise the disclosure to include this nominee’s educational background, or make an express statement correcting the education information disclosed in previous public filings.

The Joffe Group has revised information regarding Mr. Henderson’s background as requested.  Mr. Henderson’s educational background has not been disclosed in any filing made by the Joffe Group, and the Joffe Group would appreciate additional guidance on complying with the last sentence or the Staff comment.

11.
Please clarify in Dr. Joffe’s biography, if true, that he also served in a number of capacities at LCA Vision after its merger in 1995 as you state on page 4.  State the positions and the time for which he held them.  If not true, please revise your disclosure on page 4 and provide additional disclosure in Dr. Joffe’s biography to describe his principal occupations and employment during the past five years as required by Item 401(e) of Regulation S-K.

The Joffe Group has revised information regarding Dr. Joffe’s background as requested.

Nicholas Panos, Esq.
April 18, 2008

12.	Please revise to make clear whether the nominees have consented to being named in the proxy statement and whether they have agreed to serve if elected. Refer to Rule 14a-4(d). If any person has not consented, then that person is not a bona fide nominee and you may not name them in your materials pursuant to Rule 14a-4(d).

We have been authorized by the Joffe Group to respond as follows:  each nominee has consented to be named in the proxy statement and has agreed to serve if elected.

13.	Revise to identify the term over which each Joffe Nominees will serve, if elected, and class of director, if any, in which such directors would serve.

The Joffe Group has revised the disclosure to state that each Joffe Nominee will serve, if elected, until the next annual meeting of shareholders or until their successors are appointed or elected.

14.	Revise to state the vote required to elect nominees to the Board of Directors.

The Joffe Group has revised the disclosure to state that the nominees receiving the most votes will be elected to serve on the Board of Directors.  Because the current Board of Directors determines the number of members of the Board, the Joffe Group currently cannot disclose in its preliminary proxy materials how many Board members will be elected at the 2008 annual meeting.  As discussed in more detail in response to Comment No. 20, the Joffe Group will not mail its definitive proxy materials until after the Company has filed its definitive proxy materials, and the Joffe Group will include this information in its definitive proxy statement.

15.	Revise to state how the remaining board vacancies will be filled if the Joffe Nominees are elected.

Please see our response to Comment No. 14.  The nominees receiving the most votes will be elected.  As a result, some, all or none of the Joffe Nominees will be elected at the 2008 annual meeting.

16.	Revise to indicate the limitations on the Joffe Nominees, if elected, to effectuate change within TLC Vision to the extent they hold a minority position on the Board of Directors.

The Joffe Group has added disclosure on page 10 in response to the Staff’s comment.

Voting of Proxies, page 12

17.
Please tell us how the participants have reached the conclusion that they have the authority to cumulate votes at their discretion.  Please tell us why the participants do not need to first obtain this authority from security holders by a solicitation.

Nicholas Panos, Esq.
April 18, 2008

The Joffe Group has added disclosure on pages 4 and 9 to clarify that it is seeking discretionary authority from security holders to cumulate votes.  The Joffe Group has, in addition, revised the proxy card to provide for this grant of discretionary authority.

Solicitation of Proxies, page 14

18.
We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Be advised that all written soliciting material, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

We have been authorized by the Joffe Group to respond as follows:  each member of the Joffe Group confirms his or her understanding that all written soliciting material, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under cover of Schedule 14A on the date of first use.

19.
In this section you state that “Starboard will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.”  It appears your reference to “Starboard” is incorrect.  Please revise or explain.

The Joffe Group has revised the disclosure to correct the reference.

Incorporation by Reference

20.
We note you refer security holders to information that you are required to provide and will be contained in TLC Vision’s proxy statement.  We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before TLC distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

The Joffe Group intends to distribute its definitive proxy materials after TLC Vision Corporation has filed its definitive proxy materials.  As a result, the Joffe Group intends to rely upon Rule 14a-5(d) to refer security holders to information that the Joffe Group is required to provide but will be contained in TLC Vision Corporation’s definitive proxy statement.  In this regard, the Joffe Group has eliminated its reference to Schedule II which would have included stockholder information for officers, directors and other beneficial owners of at least 5% of the outstanding common shares of TLC Vision Corporation.

Nicholas Panos, Esq.
April 18, 2008

Schedule I
21.
Please review this schedule and confirm that the information provided is accurate.  The transactions reported from September 11, 2007 through January 28, 2008 indicate that Dr. Joffe purchased 1,179,345 shares since the sale in June 2007.  After the June 2007 sale, the Schedule 13D/A filed by Dr. Joffe reflects that he beneficially owned 1,323,058 shares.  These amounts add up to 2,502,404 shares, which is 100 less than the amount reported in this proxy statement as beneficially owned by Dr. Joffe.  In addition, in the Schedule 13D filed on February 21, 2008, Dr. Joffe discloses that his beneficial ownership of the 2,502,504 shares includes 361,509 shares owned by a trust for the benefit of his daughter, Heidi L.T. Joffe and that on February 19, 2008 Ms. Joffe granted Dr. Joffe a proxy to vote all 361,509 shares but retained sole dispositive power over the shares.  Please clarify if the purchases for the trust are included in this Schedule I.

The Joffe Group has revised Schedule I to increase the number of shares purchased on September 11, 2007 from 99,900 to 100,000.  We have been advised that the discrepancy resulted from a transfer of 100 shares from beneficial ownership to record ownership that were inadvertently omitted from Dr. Joffe’s ownership.  We have also been advised that the trust f/b/o Heidi L.T. Joffe has made no purchases and no sales of common shares of TLC Vision Corporation in the last two years.

Proxy

22.
We note you will have discretionary authority for “other business as may properly come before the meeting.”  Please note that if you learn of any matters within a reasonable time before the meeting for which you have not solicited proxy authority, you may not use discretionary authority to vote on those matters.  Please disclose that the discretionary authority will only be used on matters that may properly come before the meeting to the extent not known by the participants a reasonable time in advance of the meeting.  See Rule 14a-4(c)(3).

The Joffe Group has clarified the disclosure on pages 3, 11 and 17 in response to the Staff’s comment.

Each member of the Joffe Group has authorized us to respond as follows:  each member of the Joffe Group acknowledges that:

•	such person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Nicholas Panos, Esq.
April 18, 2008

•	such person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, KEATING MUETHING & KLEKAMP PLL

By:	/s/ Mark A. Weiss
Mark A. Weiss

cc:  Sonia Barrows, Esq.